FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 5, 2002

                            INTERNATIONAL POWER PLC
                              (Registrant's name)

                                 Senator House
                            85 Queen Victoria Street
                                London EC4V 4DP
                                    England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

     Form 20-F.........X........Form 40-F.................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes.............No......X.......

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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     International Power Investor Conference

     London (13 June 2002) International Power is today hosting a meeting for analysts and investors. At the meeting the Company's senior management will talk about the group's operations in its core regions of North America, Europe & Middle East and Australia.

     The presentation material will be made available today on International Power's website www.ipplc.com. For further information please contact: -

     Investor contact:
     Grant Jones
     +44 (0)207-320-8619

     Media contact:
     Aarti Singhal
     +44 (0)207-320-8681

     Notes to Editors: -

     International Power plc is a leading independent electric generating company with over 9,400 MW (net) installed capacity in operation, 1,740MW (net) installed capacity under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000.
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                                                        INTERNATIONAL POWER PLC
                                                        (Registrant)

                                 By: /s/ Stephen Ramsay
                                 --------------------------------------------
                                 Stephen Ramsay, Company Secretary